Pip & Lola's Everything Homemade, LLC

OFFERING STATEMENT



Issuer Name	Pip & Lola's Everything Homemade, LLC
Doing Business As	Pip & Lola's Everything Homemade
Offering Amount	$15,000- $16,000
Security Type	Secured Loan
Interest Rate	10.00%
Maturity	60 months
Payments	Monthly, disbursed to investors quarterly
Security Interest	Blanket lien on assets of the company
Personal Guaranty	Samantha Story-Camp
First Payment	45 days after campaign end date

COMPANY OVERVIEW

Well, the boring answer is that Pip & Lola's is a Pittsburgh-area handmade soap company. This is true but that doesn't really explain to you WHO we are. We (here in our teeny soaping room) are working hard making magic to create the absolute best barely-scented Vegan and Vegetarian soaps possible. We know that heavy scents are often a migraine or allergy trigger for people. These people often don't get to partake in smelly goodness and we think that is just plain sad. This is why we chose to specialize in lightly scented items. People with scent sensitivities (or just plain don't like heavy scents) deserve Soapy Love too.

We have recently branched out into making things like solid lotions and body butters but bar soap is our first love and the thing we do best.

We have two lines. Our main Pip & Lola's line is all natural using only plant/vegetable oils, botanicals and natural essential oils. Our Soap Goddess Loves Shakespeare line is fragrance oil scented but still made from scratch using vegetable oils and yogurt.
As of today, we make over 250 different varieties of bar soap. For every two items sold we donate one full sized bar of soap to a local, regional or national domestic violence shelter or charity.

Company History
Pip & Lola's was started in 2011 in Seattle, WA by Samantha and Bruce Story-Camp (that's us - yes, that's really our name). Pip is the nickname of our youngest son and Lola is his older sister.
Poor Pip had every skin ailment known to man and would suffer with horrible bleeding rashes. Since Samantha (aka Sami aka The Soap Goddess) had been making soap for 5 years by that point, we researched like crazy to try to find a recipe that would work for his poor inflamed tush. Samantha is also an actress in her "spare time" and would make soaps as gifts for her cast mates. Over time more and more friends were requesting soaps and she was creating more and more recipes for Pip's rear and so ... you know, the rest is history.

Fast forward ten years: we find ourselves in Munhall PA just outside of Pittsburgh and (even though Sami swore she would never do this to herself again) we have one adorable little location on 8th Avenue in

Homestead. Business is slow but steady and we are loving our growing, loyal fanbase. Then the COVID Pandemic hit.

In spite of having to have to close the storefront for 10 weeks, the shop was still doing okay. We offered up a 25% coupon code that will remain valid for the whole of this COVID crisis (12 months and counting). Online sales were consistent and local customers quickly adapted to door pickup and local delivery. Things were fine. Except one thing was nagging at us. Since our first year, we have had our Suspended Soap Shelf for which customers can purchase soaps which we then match and donate when we get a bunch gathered together. During lockdown, our customers really bringing it and we were able to donate 500 bars to food banks and homeless shelters in just a 2 month span. We were also increasingly aware of the growing needs of domestic violence shelters. We knew that a time which was an annoyance for us was HELL for folks being forced to shelter in place with their abusers. We wanted to do whatever we could to help. We can't afford to write big fat checks.... but SOAP we can do.

Starting in August of 2020, for every TWO items that we sell each month we donate one full sized bar of soap to a local, regional or national domestic violence shelter or charity. In 2020, we were able to donate 3000 bars to Pennsylvania Domestic Violence shelters. So far in 2021, we have donated an additional 4500 bars.

COMPANY ELIGIBILITY

Name of issuer: Pip & Lola's Everything Homemade, LLC
State of Organization: Pennsylvania
Date Company Was Formed: 1/1/2011
Type of Company: Limited Liability Company
Physical Address: 1921 Smallman St Pittsburgh, PA 15222
Web Address: www.pipandlola.com
# of Employees: 7

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Samantha Story-Camp	Limited Liability Company	51.0%
Bruce Story-Camp	Limited Liability Company	49.0%

The above is the only ownership outstanding for the company. The ownership interests of a Pennsylvania Limited Liability Company give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Samantha Story-Camp
Employer: Pip & Lola's Everything Homemade, LLC
Title: Owner/Operator, Goddess of Soap
Dates of service: 2017 - present

Runs daily operations, manufactures soap, manages wholesale accounts, AP/AR, HR, Marketing and Advertising.

Samantha is a 2001 graduate of Point Park University with a degree in Theatre. After years of working in the restaurant industry and then in real estate, She embarked on her entrepreneurial journey when she realized that she was not subservient enough to work for other people. Now in its 10th year, Pip & Lola's continues to be the instrument through which Samantha is slowly making the world happier with soapy goodness, candles, and ridiculous marketing techniques. She was also the producer of the webseries, The Pittsburgh SOAPranos, which was a comedy based on the trials and tribulations of a small business owner. Continuing to working both on stage and in film, Samantha infuses the company with her special dramatic flair. She also happens to have 8 young(er) humans that call her "Mom" and finds them a pretty good motivator to leave the world a better place than she found it.

Bruce Story-Camp
Employer: Pip & Lola's Everything Homemade, LLC
Title: Co-Owner
Dates of service: 2017 - present

Originally from the Pacific Northwest Bruce is a graduate of Pacific Lutheran University and the University of Washington - Tacoma. He spent over a decade as a grade school teacher before embarking

on the journey of soap making with Samantha. Where Samantha makes the majority of the soaps, Bruce focuses on the "sundries" of the company, deodorants, lotion bars, dry shampoos, etc.. And though there is something to be said about having a steady 9-5 (well, let's be honest… 7-4), he much prefers being able to work together with his wife while taking over the world - one dirty body at a time.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

We are about to open our THIRD location (and second one just in 2021) in Pittsburgh Strip District. The funds raised will be in order to finance the construction of the space including signage and displays plus hiring of employees. We also hope to raise money for soap making supplies and additional months rents and employee wages. In addition the company will use the funds for a complete buildout of retail space.

Below is a summary of the Company's expected use of funds:

Item	Cost
Complete buildout of retail space	$16,000
Total	$16,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and (as of this writing) unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against the with other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of food operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Note will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition,

its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Consumer Products Liability Risk
The Company produces food products. If these products make customers ill due to spoilage or in some other way result in food-borne illness, the Company could be subject to legal liability if these customers sue the Company and the resulting liability is not covered by insurance.

Price Risk
The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk
At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk
The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls
Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk
The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital
The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Inadequate Collateral
Although investors will have a blanket lien in the assets of the company, if the Company defaulted the resale value of the collateral would probably not be high enough to pay off the Notes.

Cost of Enforcement
If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights
The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim

to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

The Guarantors Might Not Have Money

The Notes are being personally guaranteed by Samantha Story-Camp. That means that if the company fails to make the payments required by the Notes, investors can look to the guarantors for payment. However, the guarantors themselves might not have the money to repay investors.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$15,000	$16,000
Less: Intermediary Fee*	$1,200	$1,280
Less: Admin Fee**	$109	$109
Net Proceeds	$13,691	$14,611

* 8.0% of total offering amount
** $84 fee to file UCC-1 with PA Secretary of State + $25 processing fee

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Pip & Lola's Everything Homemade, LLC and how an investor's transaction and delivery of securities will be completed.

   a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Pip & Lola's Everything Homemade, LLC ("Note Purchase Agreement") by way of the investor's electronic signature.
   b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
   c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
   d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are promissory notes, which we refer to as "<u>Notes</u>." The Notes are governed by a separate document called a Note Purchase Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Note Purchase Agreement. However, this is only a summary. Before investing, you should read the Note Purchase Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 10.00% per year. The accrual of interest will begin after a 45-day interim period following the closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest.

- The Company must pay the accrued interest on a quarterly basis (every three months), starting 45-days after the closing date of the offering.

- The Company must repay your principal (the amount you invested) 60 months from the end of the 45-day interim period or, if sooner, the date that the Company is sold or otherwise experiences a "change of control." The Company may also prepay the Note. Any prepayments will first be applied to accrued interest, then to principal.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Note, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Note, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Note Purchase Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

> n/a

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    Pip & Lola's Everything Homemade, LLC raised $96,900 in Promissory Notes through Regulation CF on 8/10/2021.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

This statement is true.

SECURITY INTEREST IN COLLATERAL

The Company will grant to investors a blanket lien in the assets of the company, pursuant to a Security Agreement in the form attached as Exhibit B. Honeycomb Collateral LLC will initially serve as the Administrative Agent for the investors under the Security Agreement, although investors may replace them at any time. By signing the Note Purchase Agreement investors will agree to engage the services of Honeycomb Collateral LLC to serve in this role as the Administrative Agent.

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition during this period of uncertainty related to the COVID-19 pandemic and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Square	$1,176	10.50%	09/07/22	$129
Paypal	$1,602	9.80%	03/01/22	$73
Stripe	$4,131	9.00%	06/07/22	$432
KIVA	$833	0.00%	08/22/21	$277
Honeycomb	$96,900	10.00%	08/11/21	$2,059
Total Balance	$104,643			$2,969

FINANCIAL STATEMENTS

Balance Sheet

ASSETS	2019	2020	2021*
Cash & Equivalents	26,318	29,663	(6,117)
Accounts Receivable	-	-	-
Fixed Assets	-	-	96,400
Other Assets	-	-	(216)
TOTAL ASSETS	26,318	29,663	90,067
LIABILITIES & EQUITY			
Accounts Payable	-	-	497
ST-Debt Payable	-	-	-
LT-Debt Payable	-	-	100,858
TOTAL LIABILITIES	-	-	101,355
Retained Earnings	(5,441)	20,921	114,328
Net Income	31,759	8,742	(125,616)
TOTAL OWNER'S EQUITY	26,318	29,663	(11,288)
TOTAL LIABILITIES & EQUITY	26,318	29,663	90,067

Income Statement

INCOME	2019	2020	2021*
Total Revenue	85,995	91,000	46,130
Cost of Goods Sold	12,596	23,405	24,335
GROSS PROFIT	73,399	67,595	21,796
Operating Expenses	41,640	58,853	146,976
NET OPERATING INCOME	31,759	8,742	(125,181)

Statement of Cash Flows

	2019	2020	2021*
NET INCOME (LOSS)	31,759	8,742	(125,181)
CASH FLOW ACTIVITIES			
Net Cash from Operations	-	-	89,401
Net Cash from Investing	-	-	(96,400)
Net Cash from Financing	(534)	(5,448)	96,400
NET INCREASE (DECREASE) IN CASH	31,225	3,294	(35,780)

	Prior Fiscal Year End	Most Recent Year End
Total Assets	26,318	29,663
Cash & Equivalents	26,318	29,663
Accounts Receivable	-	-
Short-Term Debt	-	-
Long-Term Debt	-	-
Revenue	85,995	91,000
Cost of Goods Sold	12,596	23,405
Taxes Paid	-	-
Net Income	31,759	8,742

*Through October 2021

The fiscal year end for this business is December 31.

There have been no changes in the company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i) in connection with the purchase or sale of any security;

    ii) involving the making of any false filing with the SEC;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   i) in connection with the purchase or sale of any security;

   ii) involving the making of any false filing with the Commission;

   iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
   i) at the time of the filing of this offering statement bars the person from:
      a) association with an entity regulated by such commission, authority, agency or officer;
      b) engaging in the business of securities, insurance or banking;
      c) engaging in savings association or credit union activities; or

   ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

   ii) places limitation on the activities, functions or operations of such person;

   iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;

ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;

4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

Samantha Story-Camp

Pip & Lola's Everything Homemade LLC